SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

C3IS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y18284 201

(CUSIP Number)

Harry N. Vafias

c/o C3is Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the  following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y18284 201	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.001%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y18284 201	13D

1	NAME OF REPORTING PERSONS Arethusa Properties LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,084,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,084,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,084,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.6%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. Y18284 201	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,643*
	8	SHARED VOTING POWER 1,085,039
	9	SOLE DISPOSITIVE POWER 8,643*
	10	SHARED DISPOSITIVE POWER 1,085,039

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,682*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.7%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Includes 7,710 restricted shares of Common Stock outstanding as of the date hereof, of which 3,855 vest on November 6, 2024 and 3,855 vest on November 6, 2025. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied.

AMENDMENT NO. 1 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (originally filed on May 20, 2024) relates to the common stock, par value $0.01 per share (“Common Stock”), of C3is Inc., a Marshall Islands corporation (the “Issuer”), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), Arethusa Properties LTD, a British Virgin Islands company (“Arethusa”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

All Common Stock share amounts reflect the 1-for-100 reverse split of the Common Stock effected by the Issuer on April 11, 2024, at 11:59 p.m., Eastern time.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs to the end of Item 3:

On June 18, 2024 and June 20, 2024, Arethusa acquired an aggregate of 395,148 shares of Common Stock for an aggregate of $501,334 (including commissions) in open market purchases using its working capital.

Mr. Vafias is the Chief Executive Officer, President and Chairman of Imperial Petroleum Inc., which owns 600,000 shares of the Issuer’s outstanding Series A Convertible Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share, which is convertible, at the holder’s option, into Common Stock at a current conversion price of $1.2573.

This Amendment No. 1 also updates the percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons, including to reflect issuances of shares of Common Stock by the Issuer pursuant to the exercise of outstanding warrants.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Non-Executive Chairman of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See Items 11 and 13 on the cover pages to this Statement for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii.	Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii.	Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv.	Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Annex A, attached hereto, sets forth transactions in the Common Stock that were effected since the most recent filing of Schedule 13D by the Reporting Persons on May 20, 2024. The transactions in the Common Stock described on Annex A were effected on securities exchanges through brokers unless otherwise indicated therein. Except as set forth in this Schedule, none of the Reporting Persons has engaged in any transaction in any Common Stock since the most recent filing of Schedule 13D by the Reporting Persons on May 20, 2024.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Joint Filing Agreement, dated June 24, 2024, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2024

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

ARETHUSA PROPERTIES LTD.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias

Annex A

TRANSACTIONS

The following table sets forth all transactions with respect to Common Stock effected by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock since the most recent filing of Schedule 13D by the Reporting Persons on May 20, 2024, inclusive of any transactions effected prior to the filing hereof. All such transactions were purchases or sales of Common Stock effected in the open market, and the “Net Price” set forth in the table includes commissions paid in per share prices.

Trade Date	Reporting Person Effecting Transaction	Buy/Sell	Quantity	Gross Price ($)	Net Price ($)
6/18/2024	ARETHUSA PROPERTIES LTD	BUY	46,216	1.30	1.3057
6/20/2024	ARETHUSA PROPERTIES LTD	BUY	348,932	1.2583	1.2638